SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2004

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Consolidated Financial Statements of

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Three months ended March 31, 2004 and 2003

(unaudited)

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Consolidated Balance Sheets

(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

	March 31,	December 31,
	2004	2003
ASSETS

Cash and cash equivalents	$ 9,113	$ 11,387
Marketable securities (Note 3)	150	150
Prepaid expenses and other receivables	201	160
	9,464	11,697

DEFERRED FINANCE CHARGES (Note 6)	3,187	--
PLANT AND EQUIPMENT (Note 4)	1,645	1,633
MINERAL PROPERTY INTERESTS (Note 4)	74,953	74,372
EQUITY INVESTMENT IN MINERA ALUMBRERA LTD. (Note 5)	104,642	94,585

	$ 193,891	$ 182,287

LIABILITIES

Accounts payable and accrued liabilities	$ 1,058	$ 941
Current portion of long-term debt	2,500	--
	3,558	941

LONG-TERM DEBT (Note 6)	30,652	33,583
ASSET RETIREMENT OBLIGATION	247	97
FUTURE INCOME TAXES	18,672	18,885
	53,129	53,506

SHAREHOLDERS’ EQUITY
Share capital (Note 7 (a))	184,926	183,993
Warrants (Note 7(b))	7,533	5,588
Contributed surplus	5,817	5,848
Deficit	(51,929)	(61,063)
Cumulative translation adjustment	(5,585)	(5,585)
	140,762	128,781
	$ 193,891	$ 182,287

SUBSEQUENT EVENTS (Note 10)

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

“David Cohen”

“Stephen J. Wilkinson”

David Cohen

Stephen Wilkinson

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Consolidated Statements of Operations and Deficit
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

	For the three months ended March 31,
	2004	2003

EQUITY EARNINGS OF MINERA ALUMBRERA LTD. (Note 5)	$ 10,057	$ --

EXPENSES
Foreign exchange (gains) losses	(315)	(14)
Office and administration	410	165
Professional and consulting	442	196
Financing and restructuring costs	60	7
Stock-based compensation	132	507
EARNINGS (LOSS) BEFORE THE FOLLOWING	9,328	(861)

INTEREST AND OTHER INCOME	33	25
INTEREST EXPENSE	(227)	--

EARNINGS (LOSS) FOR THE PERIOD	9,134	(836)

DEFICIT, BEGINNING OF PERIOD	(61,063)	(63,419)

DEFICIT, END OF PERIOD	$ (51,929)	$ (64,255)

Earnings (loss) per share - basic	$ 0.09	$ (0.04)

Earnings (loss) per share – fully diluted	$ 0.07	$ (0.04)

Weighted average number of shares outstanding – basic	106,841,130	18,904,537

Weighted average number of shares outstanding – fully diluted	131,854,849	18,904,537

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
Consolidated Statements of Shareholders’ Equity
 (unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

	Common Shares Without Par Value		Warrants	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2002	18,860,092	113,131	--	72	(12,217)	(63,419)	37,567
Private placement, less share issue costs	4,000,000	2,558	--	--	--	--	2,558
Special warrants financing, less share issue costs (Note 7(b))	81,040,308	65,150	5,426	--	--	--	70,576
Warrants exercised	2,096,000	2,586	--	--	--	--	2,586
Stock options exercised	275,000	424	--	(139)	--	--	285
Agua Rica financing - warrants and debt extinguishment	--	--	162	423	--	--	585
Stock-based compensation	148,148	144	--	5,492	--	--	5,636
Cumulative translation adjustment	--	--	--	--	6,632	--	6,632
Earnings for the period	--	--	--	--	--	2,356	2,356
Balance, December 31, 2003	106,419,548	183,993	5,588	5,848	(5,585)	(61,063)	128,781
Warrants exercised	500,000	472	--	--	--	--	472
Stock options exercised	290,000	461	--	(163)	--	--	298
Stock-based compensation	--	--	--	132	--	--	132
Warrants issued on financing	--	--	1,945	--	--	--	1,945
Earnings for the period	--	--	--	--	--	9,134	9,134
Balance, March 31, 2004	107,209,548	$ 184,926	$ 7,533	$ 5,817	$ (5,585)	$ (51,929)	$ 140,762

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Consolidated Statements of Cash Flows
(unaudited)
(Expressed in thousands of United States dollars)

	For the three months ended March 31,
	2004	2003

OPERATING ACTIVITIES
Earnings (loss) for the period	$ 9,134	$ (836)
Items not involving cash
Amortization of deferred finance charges	60	--
Gain on sale of shares	--	(19)
Equity earnings of Minera Alumbrera Ltd., net of cash distribution	(10,057)	--
Stock-based compensation	132	507
Loss on foreign exchange	150	--
Depreciation	--	1
Changes in non-cash operating working capital
Prepaid expenses and other receivables	(41)	(61)
Unrealized foreign exchange gain	(213)	--
Accounts payable and accrued liabilities	117	218
	(718)	(190

INVESTING ACTIVITIES
Mineral property costs incurred	(512)	(16)
Proceeds on sale of marketable securities	--	54
Plant and equipment	(12)	--
	(524)	38

FINANCING ACTIVITIES
Long-term debt repaid	(24,975)	--
Term loan financing	23,826	--
Deferred finance charges	(653)	--
Common shares issued for cash, net of issue costs	770	2,557
	(1,032)	2,557

(Decrease) increase in cash and cash equivalents	(2,274)	2,405
Cash and cash equivalents, beginning of period	11,387	342

Cash and cash equivalents, end of period	$ 9,113	$ 2,747

Cash and cash equivalents is comprised of:
Cash and in bank	$ 1,498	$ 811
Short-term money market instruments	7,615	1,936
	$ 9,113	$ 2,747

SUPPLEMENTARY CASH FLOW INFORMATION (Note 8)

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2004 and 2003
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

1.

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Northern Orion Resources Inc. (“the Company”) is incorporated under the Company Act (British Columbia) and has interests in mineral properties in Argentina and Cuba.  The Company is engaged in mining and related activities including the exploration and development of mineral property interests in Argentina and Cuba.

On June 24, 2003, the Company acquired a 12.5% interest in the Bajo de la Alumbrera Mine in Argentina (Note 5).  On May 8, 2003, the Company acquired the remaining 72% interest in the Agua Rica deposit to bring its ownership interest in Agua Rica to 100% (Note 4(b)).

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production, or alternatively, upon the Company’s ability to dispose of its mineral property interests.

On June 16, 2003, the name of the Company was changed to Northern Orion Resources Inc.  The Company’s shares were consolidated on a ten (10) old for one (1) new share basis, leaving 22,860,092 post-consolidated shares issued and outstanding.  The Company’s authorized share capital was increased to 700,000,000 common shares subsequent to the consolidation.  References to common shares and per share amounts have been restated to reflect the share consolidation.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of consolidation

These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as in the audited consolidated financial statements of the Company for the year ended December 31, 2003, except as noted below.  These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principle for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statement and the notes below.  These financial statements include the accounts of the Company and its subsidiaries.  Principal subsidiaries and investments at March 31, 2004, include Minera Agua Rica LLC, which holds the Agua Rica property in Argentina, Minera Mantua Inc., which holds the Mantua property in Cuba and a 12.5% indirect equity interest in Minera Alumbrera Ltd. (“Alumbrera”), which holds the Bajo de la Alumbrera Mine in Argentina.

(b)

Equity and other investments

The Company’s investment in Bajo de la Alumbrera has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company’s share of earnings since the acquisition date.  Cash distributions received are credited to the investment account.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2004 and 2003
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)

Change in reporting and functional currency

Effective July 1, 2003, the Company changed its functional currency from the Canadian (“Cdn”) dollar to the United States (“U.S.”) dollar.  The change was necessary due to the Company’s acquisition and interest in the Alumbrera Mine, which operates in an environment where the major currency is the U.S. dollar.  Additionally, the Company financed a major portion of the acquisition through U.S. denominated debt.  The Company also adopted the U.S. dollar as its reporting currency.

The comparative numbers for the three months ended March 31, 2003, including supplementary information, were translated using the current method of translation.  Under this method, the income statement and the cash flow statement items were translated into the reporting currency using the rates in effect at the date of the transactions, effectively the average exchange rate for the period, of U.S.$1.00 = Cdn$1.4015.  Assets and liabilities were translated at period-end rates of U.S.$1.00 = Cdn$1.4678.  All resulting exchange differences are reported as cumulative translation adjustments as a separate component of shareholders’ equity.

(d)

Asset retirement obligation

During the period the Company adopted the recommendation of the CICA Handbook Section 3110, “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred.  A corresponding increase to the carrying amount of related assets is generally recorded and depreciated over the life of the asset.  The Company has recorded an additional liability of $150 during the period and has treated the adoption on the prospective basis as the change is not material to the financial statements.

3.

MARKETABLE SECURITIES

	March 31, 2004		December 31, 2003
	Carrying Value	Market Value	Carrying Value	Market Value
International Barytex Resources Ltd.	$ 10	$ 38	$ 10	$ 46
Newport Exploration Ltd.	40	37	40	48
Lumina Copper Ltd.	100	437	100	249
	$ 150	$ 512	$ 150	$ 343

At March 31, 2004, the Company holds 41,000 (December 31, 2003 - 41,000) common shares of International Barytex Resources Ltd. (“Barytex”), 200,000 (December 31, 2003 - 200,000) common shares of Newport Exploration Ltd. (“Newport”) and 81,875 (December 31, 2003 – 81,875) common shares of Lumina Copper Ltd. (“Lumina”).  Declines in market value are expected to be temporary.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2004 and 2003
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

4.

PLANT AND EQUIPMENT AND MINERAL PROPERTY INTERESTS

(a)

Plant and equipment

March 31, 2004
	Cost	Accumulated Depreciation	Net Book Value

Mine plant and equipment	$ 7,380	$ 5,759	$ 1,621
Office and other equipment	97	73	24
	$ 7,477	$ 5,832	$ 1,645

December 31, 2003
	Cost	Accumulated Depreciation	Net Book Value

Mine plant and equipment	$ 7,380	$ 5,759	$ 1,621
Office and other equipment	85	73	12
	$ 7,465	$ 5,832	$ 1,633

Mine plant and equipment were placed on care and maintenance in March 2000 with the completion of the gold phase at Mantua.  Depreciation of the plant and equipment has been discontinued pending commencement of the copper phase at Mantua.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2004 and 2003
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

4.

PLANT AND EQUIPMENT AND MINERAL PROPERTY INTERESTS (continued)

 (b)

Mineral property interests

	March 31, 2004	December 31, 2003
Minera Mantua Project (Cuba)
Balance, beginning of period	$ 18,624	$ 15,714
Incurred during the period
Reclamation accrual	150	--
Site maintenance	11	227
Cumulative translation adjustment	--	2,683
Balance, end of period	18,785	18,624

Agua Rica Project (Argentina)
Balance, beginning of period	67,277	45,164
Incurred during the period (recovered)
Acquisition costs	--	12,600
Engineering studies	98	54
Environmental and community	14	83
Geological	40	660
Legal and title	7	36
Property taxes	1	84
Site activities	61	224
Property and finance costs	69	621
Cumulative translation adjustment	--	7,751
Balance, end of period	67,567	67,277
	86,352	85,901
Royalty and net proceeds interest (iii)	(11,399)	(11,529)
Mineral property interests	$ 74,953	$ 74,372

(i)

Agua Rica, Argentina

The 100% owned Agua Rica project is located in Catamarca Province, Argentina.  The property is comprised of mining claims and exploration licences.  Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit.

(ii)

Mantua, Cuba

The Company operated a gold processing facility at Mantua, Cuba from April 1998 until September 1999 when operations ceased.  The Mantua project, 50% owned by the Company, is a copper deposit and is amenable to open pit mining and solvent extraction/electro winning recovery of copper.  The property is located in the Pinar del Rio Province, Cuba.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2004 and 2003
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

4.

PLANT AND EQUIPMENT AND MINERAL PROPERTY INTERESTS (continued)

 (b)

Mineral property interests

(iii)

Royalty and net proceeds interest payable

In December 1999, the Company reached an agreement to restructure and partially settle amounts owing to Miramar Mining Corporation (“Miramar”).  Under the agreement, the Company also issued a Proceeds Interest of Cdn$17,987.  The agreement was subsequently restructured and the maximum amount payable is Cdn$15,000.  The agreement entitles Miramar to receive the economic equivalent of a 2.5% net smelter returns royalty on all production from the Company’s mining properties held at the time of entering into the agreement, as amended, or 50% of the net proceeds of disposition of any interest in the Agua Rica or Mantua projects until the Proceeds Interest is paid.  The Proceeds Interest balance payable at March 31, 2004, is $11,399 (December 31, 3003 - $11,529) (Cdn$14,948) and is deducted from mineral property interests.

5.

EQUITY INVESTMENT IN MINERA ALUMBRERA LTD.

The acquisition of the 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”), has been accounted for using the equity method and earnings of Alumbrera have been included in the earnings of the Company since June 24, 2003.

Long-term project debt held by Alumbrera was incurred to finance the construction and operation of the Alumbrera Mine.  The debt, formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera, and a consortium of commercial banks, was originally signed on February 26, 1997.  The remaining balance outstanding at March 31, 2004, is $154,092, all of which is current.  The shareholders of Alumbrera have committed to repay the balance outstanding in full prior to the end of May 2004.  There are certain pledges and mortgages associated with this agreement that apply to Alumbrera’s assets.  The project debt is non-recourse to the Company and bears interest at LIBOR plus 1.5% to 1.75%.

Under the project debt agreement, Alumbrera is required to maintain a Senior Debt Reserve Account in a segregated offshore trust account which is used to set aside funds for the servicing of upcoming, scheduled long-term debt repayments.

Equity investment in Minera Alumbrera	At December 31, 2003	Quarter ended March 31, 2004	At March 31, 2004
Purchase price	$ 91,514	$ --	$ 91,514
Equity in earnings	10,562	10,057	20,619
Cash distribution received	(7,491)	--	(7,491)
	$ 94,585	$ 10,057	$ 104,642

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2004 and 2003
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

6.

LONG-TERM DEBT

	March 31, 2004	December 31, 2003
Agua Rica
Payable to BHP Billiton	$ 8,652	$ 8,583
Alumbrera
Payable to Rio Algom Limited	--	25,000
Term loan payable to the Bayerische Hypo-und Vereinsbank	24,500	--
Current portion of long-term debt	(2,500)	--
	$ 30,652	$ 33,583

Bajo de la Alumbrera

Rio Algom Ltd.

On June 24, 2003, the Company completed its acquisition of a 12.5% indirect interest in Alumbrera (Note 5).  Rio Algom deferred payment of $28,600 of the purchase price until May 30, 2005.  At December 31, 2003, $25,000 of the deferred payment bearing interest of 3-month LIBOR plus 2% was payable.  During the three months ended March 31, 2004, the Company entered into a loan facility with the Bayerische Hypo-und Vereinsbank.  The Rio Algom deferred payment was paid, and all monthly interest was paid to Rio Algom.

Bayerische Hypo-und Vereinsbank (“HVB”) Term Loan Facility

The Company entered into a $24,500 term loan facility with HVB.  The proceeds from the term loan were used to pay the balance of the deferred portion of the purchase price payable to Rio Algom of $25,000..  The HVB term loan facility has a 4 ½ year term at U.S. dollar LIBOR plus 3.5% per annum for the first three years of the facility and U.S. dollar LIBOR plus 4.0% per annum thereafter.  In connection with the facility, the Company issued 1,000,000 common share purchase warrants to HVB.  The warrants have a three-year term and are exercisable at a price of Cdn$4.74 to acquire one common share of the Company.  Mandatory principal repayments are due as follows:

Date	Principal Repayment
December 31, 2004	$ 2,500
June 30, 2005	$ 2,500
December 31, 2005	$ 3,000
June 30, 2006	$ 5,000
December 31, 2006	$ 5,000
June 30, 2007	$ 1,000
December 31, 2007	$ 2,750
June 30, 2008	$ 2,750
$ 24,500

The Company may make prepayments in multiples of $1,000.  Interest payments are to be made on the last day of each interest period, which shall not exceed three months and will be payable in three month periods thereafter.  The loan is secured by the security agreements and shares owned in the Company’s direct and indirect interest in Alumbrera.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2004 and 2003
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

6.

LONG-TERM DEBT (continued)

The Company paid bank commitment fees, financing charges, and issued 1,000,000 warrants with a value of $1,945, which have been recorded as deferred finance charges.  These deferred finance charges, totalling $3,247, will be amortized and expensed on a straight-line basis, over the term of the loan, which is fifty-four months.  Amortization for the three months ended March 31, 2004, is $60.

7.

SHARE CAPITAL

(a)

Authorized

700,000,000 common shares without par value

100,000,000 first preference shares without par value
100,000,000 second preference shares without par value

(b)

Warrants

Pursuant to the conversion of the special warrants in fiscal 2003 to common shares and share purchase warrants, 40,520,155 share purchase warrants with an exercise price of Cdn$2.00, with an expiry date of May 29, 2008, commenced trading on the Toronto Stock Exchange.  At March 31, 2004, all of these warrants are outstanding.

As at March 31, 2004, in addition to the trading warrants, the following share purchase warrants issued in connection with financings made by private placements were outstanding.

Number of Warrants	Exercise Price (Cdn$)	Expiry Date
2,000,000	1.30	August 2, 2004
2,484,000	1.30	March 18, 2005
100,000	1.50	April 23, 2005
200,000	1.50	May 8, 2005
1,000,000	4.74	March 1, 2007
5,784,000

The value of the warrants issued on March 1, 2004, was calculated using the Black-Scholes method, using a three-year term, an annualized volatility of 130.81%, and a discount rate of 3.14%.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2004 and 2003
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

7.

SHARE CAPITAL (continued)

 (c)

Stock options

A summary of the changes in stock options for the three months ended March 31, 2004, is presented below:

	Number of Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2002	670,000	1.50
Granted	8,345,000	1.39
Exercised	(275,000)	1.36
Balance, December 31, 2003	8,740,000	1.40
Granted	300,000	3.15
Exercised	(290,000)	1.31
Cancelled	(15,000)	1.50
Balance, March 31, 2004	8,735,000	1.46

Fully vested and available for exercise, March 31, 2004	8,435,000	1.40

The following table summarizes information about the stock options outstanding at March 31, 2004:

Exercise Price Cdn$	Outstanding at March 31, 2004	Exercisable at March 31, 2004	Remaining Contractual Life
1.50	555,000	555,000	2.41 years
1.30	815,000	815,000	3.85 years
1.70	150,000	150,000	4.07 years
1.35	6,565,000	6,565,000	4.21 years
1.35	115,000	115,000	4.23 years
2.60	235,000	235,000	4.57 years
3.15	300,000	--	4.95 years
	8,735,000	8,435,000

The value of stock options issued during the three months ended March 31, 2004, were calculated using the Black-Scholes method, using a three-year term, an annualized volatility of 126.14%, and a discount rate of 3.14%.  The stock options vest in June 2004.  Unrecognized stock-based compensation on the unvested options is $396.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2004 and 2003
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

8.

SUPPLEMENTARY CASH FLOW INFORMATION

	March 31, 2004	March 31, 2003
Non-cash transactions:
Interest and finance capitalization to mineral property interests	$ 69	$ --
Asset retirement obligation capitalized to Mantua property	150	--
Reduction of BHP loan included in deferred finance charges	25	--
Finance fee on term loan	674	--
Fair value of warrants issued on Alumbrera refinancing included in deferred finance charges	1,945	--
Stock options exercised	163	--
Other disclosures:
Interest paid	143	--
Income taxes paid	--	--

9.

RELATED PARTY TRANSACTIONS AND BALANCES

	Three months ended March 31,
	2004	2003
Services rendered
Management fees and expenses (a)	$ 212	$ 103
Administration fees (b)	$ 82	$ 19

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a)

The Company paid management fees and expenses to private companies controlled by officers and directors of the Company.

(b)

The Company paid administrative expenses to a private company with a director and an officer in common with the Company.  This private company provides office services and other administrative services on a cost recovery basis.  At March 31, 2004, $40 was payable to this company and is included in accounts payable. At December 31, 2003, $31 was receivable from this company and is included in other current assets.

(c)

During the year ended December 31, 2003, a director and officer of the Company was appointed a director of Newport (Note 4 (b)(ii)).  At March 31, 2004, the Company has a receivable of $189 from Newport pursuant to the terms of the option agreement, for costs incurred to June 30, 2003.  The Company has not accrued costs receivable from Newport for the six months ended March 31, 2004, as no funds have been received from Newport to date, and it is uncertain as to whether Newport will continue with the option agreement.  An allowance has been set up relating to the receivable from Newport and the costs have been capitalized to the Mantua mineral property.  The Company continues to fund the Mantua project.

All related party transactions were recorded at the amounts agreed upon between the parties.  The balances payable noted above are payable on demand without interest.

NORTHERN ORION RESOURCES INC.

(formerly Northern Orion Explorations Ltd.)

Notes to the Consolidated Financial Statements

Three months ended March 31, 2004 and 2003
(unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

10.

SUBSEQUENT EVENTS

Subsequent to March 31, 2004, 352,500 warrants were exercised at $1.30, and 200,000 stock options were exercised at a price of Cdn$2.60.

NORTHERN ORION RESOURCES INC.

THREE MONTHS ENDED MARCH 31, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Company’s unaudited consolidated financial statements for the three months ended March 31, 2004 and related notes thereto.  All figures are in United States dollars unless otherwise noted.  The effective date of this MD&A is May 14, 2004.

FIRST QUARTER HIGHLIGHTS

  Net income for the quarter was $9,134,000 ($0.09 per share) compared to a loss of $836,000 ($0.04 per share) for the same period in 2003.

  The Company’s share of production at Alumbrera for the quarter was 19,242 ounces of gold and 12,145,000 pounds of copper.

  Equity in earnings from the Alumbrera Mine was $10,057,000 ($0.09 per share (basic) and $0.08 per share (fully diluted)).

  Average realized copper price per pound was $1.20, with total cash cost per pound of negative $0.03 (net of gold credits).  Average realized gold price per ounce was $401.

  In March 2004, the Company entered into a $24,500,000 term loan facility with Bayerische Hypo-und Vereinsbank (“HVB”).  The proceeds from the term loan were used to pay the balance of the $25,000,000 promissory notes payable on Alumbrera to BHP Billiton.

  On April 8, 2004, the Company’s common shares were listed on the American Stock Exchange (“AMEX”) under the symbol NTO.

Overview

Since the acquisition of a 12.5% interest in the Bajo de la Alumbrera (“Alumbrera”) Mine in Argentina in June 2003, the Company has benefited from positive cash flows from production at the Alumbrera Mine.   Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for the next eight years that will provide all or a large part of the equity contribution necessary for the Company to bring its 100%-owned Agua Rica project into production.

The Agua Rica project is an advanced copper-gold deposit in Argentina.  The Company plans to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  The Company will also continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow.

RESULTS OF OPERATIONS

Three months ended March 31, 2004 compared to three months ended March 31, 2003

The Company recorded earnings of $9,134,000 ($0.09 per share) in the three months ended March 31, 2004 (“Q1 2004”), compared to a loss of $836,000 ($0.04 per share) in the same period in 2003 (“Q1 2003”).

The Company recorded equity in earnings of Alumbrera of $10,057,000 in Q1 2004.  Alumbrera was acquired in June 2003, therefore there is no comparative income for Q1 2003.  The Company’s share of earnings before depletion, depreciation, amortization and tax provision was $17,674,000 and its share of production was 12,145,000 pounds of copper and 19,242 ounces of gold.  Average realized copper and gold prices were $1.20 per pound and $401 per ounce, respectively.  Cash cost per pound of copper, net of gold credits, was negative $0.03.  This is a non-GAAP measure which is commonly used in the mining industry, but it does not have any standardized meaning.  The cash cost per pound of copper, net of gold credits, is derived by taking the Company’s share of Alumbrera’s cost of sales of $7,378,000, deducting gold sales of $7,725,000 and dividing the difference by the pounds of copper produced.

Office and administration expenses increased from $165,000 in Q1 2003 to $410,000 in Q1 2004.  Included in these expenses are fees paid for the administration of Argentinean subsidiaries, fees paid to a management company for corporate, accounting and administrative services, and travel and accommodation, all of which increased in Q1 2004 compared to Q1 2003 as a result of the increased level of activity in the Company.  Also included in these expenses are investor relations costs, which increased as a result of a significantly higher level of shareholder and investor interest following the acquisitions and financings of 2003.

Professional and consulting costs increased from $196,000 in Q1 2003 to $442,000 in Q1 2004. A major component of these costs which accounted for the increase is legal and audit.  Legal fees were incurred in connection with the Company’s American Stock Exchange listing in April 2004, while audit fees increased as a result of additional work in connection with the Company adopting the U.S. dollar as its functional and reporting currency as discussed below.

Stock option compensation of $132,000 was recorded in Q1 2004, compared to $507,000 in Q1 2003.  In Q1 2004, the Company granted 300,000 stock options at a price of Cdn.$3.15.  Interest and finance charges of $227,000 relating to the term loans and deferred payment on the Alumbrera transaction have been expensed in Q1 2004 with no comparative expense in Q1 2003.

Change in reporting and functional currency

Effective July 1, 2003, the Company changed its functional currency from the Canadian (“Cdn”) dollar to the United States (“U.S.”) dollar.  The change was necessary due to the Company’s acquisition and interest in the Alumbrera Mine, which operates in an environment where the major currency is the U.S. dollar.  Additionally, the Company financed a major portion of the acquisition through U.S. denominated debt.  The Company also adopted the U.S. dollar as its reporting currency.

The comparative numbers for the three months ended March 31, 2003, including supplementary information, were translated using the current method of translation.  Under this method, the income statement and the cash flow statement items were translated into the reporting currency using the rates in effect at the date of the transactions, effectively the average exchange rate for the period, of U.S.$1.00 = Cdn.$1.4015.  Assets and liabilities were translated at period-end rates of U.S.$1.00 = Cdn.$1.4678.  All resulting exchange differences are reported as cumulative translation adjustments as a separate component of shareholders’ equity.

During the period the Company adopted the recommendation of the CICA Handbook Section 3110, “Asset Retirement Obligations”, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred.  A corresponding increase to the carrying amount of related assets is generally recorded and depreciated over the life of the asset.  The Company has recorded an additional liability of $150,000 during the period and has treated the adoption on the prospective basis as the change is not material to the financial statements.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2004, the Company had working capital of $5,906,000 (December 31, 2003 - $10,756,000) and cash and cash equivalents of $9,113,000 (December 31, 2003 - $11,387,000).

Cash of $718,000 was used for operating activities in Q1 2004, compared to $190,000 in Q1 2003.  Operating activities consisted mainly of corporate office and administrative expenses, as well as professional and consulting fees.

In Q1 2004, the Company spent $524,000 in investing activities, mostly on its existing mineral properties, while in Q1 2003, $38,000 was provided by investing activities.

In Q1 2004, the Company spent $1,032,000 on financing activities as compared to Q1 2003 when financing activities consisting of private placements generated cash of $2,557,000.  In Q1 2004, financing activities included the full repayment of the balance of the deferred portion of the purchase price for the 12.5% acquisition of Alumbrera.  This was paid through proceeds from a $24,500,000 loan facility that the Company entered into with the Bayerische Hypo-und Vereinsbank (“HVB”) on March 4, 2004.

The HVB term loan facility has a 4½-year term at U.S. dollar LIBOR plus 3.5% per annum for the first three years of the facility and U.S. dollar LIBOR plus 4.0% per annum thereafter.  In connection with the facility, the Company issued 1,000,000 common share purchase warrants to HVB.  The warrants have a three-year term and are exercisable at a price of Cdn.$4.74 to acquire one common share of the Company.  Mandatory principal repayments are due as follows:

Date	Principal Repayment
December 31, 2004	$ 2,500,000
June 30, 2005	$ 2,500,000
December 31, 2005	$ 3,000,000
June 30, 2006	$ 5,000,000
December 31, 2006	$ 5,000,000
June 30, 2007	$ 1,000,000
December 31, 2007	$ 2,750,000
June 30, 2008	$ 2,750,000
$ 24,500,000

The Company may make prepayments in multiples of $1,000,000.  Interest payments are to be made on the last day of each interest period, which shall not exceed three months and will be payable in three month periods thereafter.  The loan is secured by the security agreements and shares owned in the Company’s direct and indirect interest in Alumbrera.

The Company paid bank commitment fees, financing charges, and issued 1,000,000 warrants with a value of $1,945,000, which have been recorded as deferred finance charges.  The aggregate deferred finance charges of $3,247,000 will be amortized and expensed on a straight-line basis over 54 months, the term of the loan, commencing in March 2004.  Amortization for the three months ended March 31, 2004 was $60,000.

In Q1 2004, 500,000 warrants were exercised at prices ranging from Cdn.$0.75 to Cdn.$1.30 per share for gross proceeds of $472,000 and 290,000 options were exercised for at prices ranging from Cdn.$1.35 to Cdn.$1.50 for cash proceeds of $298,000.  Subsequent to March 31, 2004, 352,500 warrants were exercised at a price of Cdn.$1.30 per share and 200,000 stock options were exercised at Cdn.$2.60 per share.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company’s contractual obligations as at March 31, 2004 (in thousands of U.S. dollars):

	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total

Long-term debt (1)	$ 2,500	$ 14,500	$ 10,000	$ 3,750	$ 2,750	$ --	$ 33,500
Asset retirement obligations	--	--	--	--	--	247	247
Royalty and net proceeds interest (2)	--	--	--	--	--	11,399	11,399
	$ 2,500	$ 14,500	$ 10,000	$ 3,750	$ 2,750	$ 11,646	$ 45,146

(1)

Long-term debt includes the HVB credit facility as described above, and the $9,000,000 deferred portion of the purchase price for Agua Rica.

(2)

In December 1999, the Company reached an agreement to restructure and partially settle amounts owing to Miramar Mining Corporation (“Miramar”).  Under the agreement, the Company also issued a royalty and net proceeds interest (“Proceeds Interest”) of Cdn.$17,987,000.  The agreement was subsequently restructured and the maximum amount payable is Cdn.$15,000,000.  The agreement entitles Miramar to receive the economic equivalent of a 2.5% net smelter returns royalty on all production from the Company’s mining properties held at the time of entering into the agreement, as amended, or 50% of the net proceeds of disposition of any interest in the Agua Rica or Mantua projects until the Proceeds Interest is paid.  The Proceeds Interest balance payable at March 31, 2004 is $11,399,000 (Cdn.$14,948,000) and is deducted from mineral property interests.

The Alumbrera Mine is held by Minera Alumbrera Ltd., 12.5% of which is owned by the Company.  Long-term project debt held by Minera Alumbrera Ltd. was incurred to finance the construction and operation of the Alumbrera Mine.  The debt, formalized by a Common Security Agreement between Minera Alumbrera Ltd., its shareholders, and a consortium of commercial banks, was originally signed on February 26, 1997.  The remaining balance outstanding at March 31, 2004, is $154,092,000, all of which is current.  The shareholders of Alumbrera have committed to repay the balance outstanding in full prior to the end of May 2004.  There are certain pledges and mortgages associated with this agreement that apply to Minera Alumbrera Ltd.’s assets.  The project debt is non-recourse to the Company and bears interest at LIBOR plus 1.5% to 1.75%.

RELATED PARTY TRANSACTIONS

The Company’s Canadian executive officers and employees were engaged under contract with those officers’ personal services companies in 2003 and 2004.  The Company paid $212,000 for management fees and expenses to private companies controlled by officers and directors of the Company in Q1 2004.  In Q1 2004, the Company also paid $82,000 in administrative fees to a private company with a director and officer in common with the Company.

In 2003, a director and officer of the Company was appointed a director of Newport Exploration Ltd. (“Newport”), which entered into an option agreement with the Company whereby Newport may acquire an undivided 50% in the Company’s Mantua copper project.  At March 31, 2004, the Company has a receivable of $189,000 from Newport pursuant to the terms of the option agreement, for costs incurred to June 30, 2003.  The Company has not accrued costs receivable from Newport for since June 30, 2003, as no funds have been received from Newport to date, and it is uncertain as to whether Newport will continue with the option agreement.  An allowance has been set up relating to the receivable from Newport and the costs have been capitalized to the Mantua mineral property.  The Company continues to fund the Mantua project.

All related party transactions were recorded at the amounts agreed upon between the parties.  Any balances payable are payable on demand without interest.

OUTLOOK

The acquisition of the 12.5% stake in the Alumbrera mine should provide the Company with cash flow over the next 8 years.  The acquisition of 100% of the Agua Rica project gives the Company ownership and control over a large advanced-stage copper-gold deposit that could have synergies with Alumbrera.

2004 is the first full year in which the operations of Alumbrera will be integrated into the financial statements of the Company.  Production during the first quarter of 2004 at Alumbrera was in line with the budgeted mine plan.  The current life of mine plan indicates production levels at Alumbrera to decrease slightly in 2004 (as compared to 2003) as a result of reduced grade, and then recover from 2005 onwards. The mine continues to run efficiently and anticipates the benefit of increased recovery once the flotation plant upgrade is completed in the second quarter of 2004.

With respect to Agua Rica, the Company is investigating the construction of a 60,000 tonne-per-day mine and processing facility that would produce approximately 180,000 tonnes of copper annually, with associated gold and molybdenum by-products.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

The Company’s existing cash resources and working capital are sufficient to fund its planned corporate activities and work plans at Agua Rica, and maintain its obligations including interest payment on the loans and notes outstanding.  Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for the next eight years that will more than provide the funds to repay all existing outstanding long-term debt as well as provide all or a large part of the equity contribution necessary for the Company to bring Agua Rica into production.  However, given changing commodity prices and market conditions, the cash flows from Alumbrera may in fact prove not be sufficient to pay existing long-term debt in full, to advance any of the Company’s projects, including Agua Rica, to the production stage, and to fund other acquisition projects.  Over the long-term, the Company may still need to obtain additional funding for, or third party participation in, Agua Rica in order to bring it into production.   If required, the Company expects to obtain additional financing through external financing, either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica.  Insofar as factors beyond the Company’s control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms.  If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

The risk factors associated with the mining industry, financial markets, markets for metals and minerals and foreign operations have not changed significantly since December 31, 2003 and are described in detail in the Company’s MD&A for the year ended December 31, 2003.

Forward-looking Statements

The Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 as amended.  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and reserves and future plans of the Company are forward looking statements that involve various risks and uncertainties, including changes in future prices of gold and copper, variations in ore reserves, grade or recovery rates, accidents, labour disputes and other risks associated with mining, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, and other factors discussed under “Risk Factors”.

There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements

May 14, 2004

“David Cohen”

David Cohen
President and Chief Executive Officer

Suite 250, 1075 West Georgia Street Vancouver, BC, Canada V6E 3C9 www.northernorion.com

NEWS RELEASE

May 17, 2004

NNO – TSX

NTO – Amex

NORTHERN ORION REPORTS 2004 FIRST QUARTER EARNINGS INCREASE 165% OVER THE PREVIOUS QUARTER

Northern Orion Resources Inc. (“Northern Orion”) is pleased to report net earnings of $9,134,000 ($0.09 per share) for the three months ended March 31, 2004 compared to a loss of $836,000 ($0.04 per share) for the same period in 2003.  Highlights of the quarter include (all figures are stated in U.S. dollars):

  Equity in earnings of the Alumbrera Mine was $10,057,000 ($0.09 per share (basic) and $0.07 per share (fully diluted)), up 34% from the previous quarter.

  Attributable share of operating cash flow (before interest, depletion, depreciation, amortization and tax) at Alumbrera was $17,674,000 or $0.17 per share for the three months ended March 31, 2004, up 18% from the previous quarter.

  Average realized copper price was $1.20 per pound (up 32% from the previous quarter) and average realized gold price was $401 per ounce (up 6 % from the previous quarter).

  Cash cost (net of gold by-products) was negative $0.03 per pound of copper.

  The Company’s share of production at Alumbrera for the quarter was 12,145,000 pounds of copper and 19,242 ounces of gold (both down about 23% from the previous quarter, but in line with budget).

  In March 2004, the Company entered into a $24.5 million term loan facility with Bayerische Hypo-und Vereinsbank (“HVB”).  The proceeds from the term loan were used to pay the balance of the $25 million promissory notes payable on Alumbrera to BHP Billiton.

  On April 8, 2004, the Company’s common shares were listed on the American Stock Exchange (“AMEX”) under the symbol NTO.

"We are extremely pleased with the results of the first quarter of 2004. They are an indication that Alumbrera continues to perform exceptionally well in the stronger metals markets and is clearly one of the most profitable copper and gold mines in production. We continue to believe that the increase in metals prices is sustainable given the strong demand growth in Asia and North America, supporting our future cash flow and earnings,” said David Cohen, President and CEO of Northern Orion.

All financial information contained herein should be read in conjunction with the Company's Management Discussion and Analysis and unaudited financial statements for the three months ended March 31, 2004 and related notes thereto available under the Company's profile on www.SEDAR.com.

Teleconference call details

Northern Orion will host a telephone conference call on Monday, May 17th at 9.00 a.m. Pacific Time (12:00 noon Eastern) to discuss its 2004 first quarter financial results.  The conference call may be accessed by dialing 1-800-651-8979 in Canada and the United States, or 0-800-917-4860 internationally.

The conference call will be archived for later playback until May 24th and can be accessed by dialing 1-800-642-1687 or 1-706-645-9291 and entering the pass code 7446342.

Alumbrera operations

Northern Orion’s attributable share of operating cash flow (before interest, depletion, depreciation, amortization and tax) from Alumbrera was $17,674,000 or $0.17 per share for the three months ended March 31, 2004.  Production over the quarter is in line with the budgeted mine plan. The current life of mine plan indicates production levels at Alumbrera to decrease slightly in 2004 (as compared to 2003) as a result of reduced grade, and then recover from 2005 onwards. The mine continues to run efficiently and anticipates the benefit of increased recovery once the flotation plant upgrade is completed in the second quarter of 2004.

Company's proportional share of Alumbrera operations
(Amounts stated in U.S. dollars)
	Three months ended	Three months ended
	March 31, 2004	December 31, 2003
Key financial statistics
EBITDA	$ 17,674,000	$ 14,989,000
Equity in earnings	$ 10,057,000	$ 7,486,000

EBITDA per share - basic	$ 0.17	$ 0.14
Equity in earnings per share - basic	$ 0.09	$ 0.07

Average realized price of copper	$ 1.20	$ 0.91
Average realized price of gold	$ 401	$ 379

Copper cash cost per pound,	$ (0.03)	$ (0.05)
net of gold credits

Key operating statistics
Pounds of copper produced	12,145,000	15,699,000
Ounces of gold produced	19,242	25,297

Other financial highlights

At March 31, 2004, the Company had working capital of $5,906,000 (December 31, 2003 - $10,756,000) and cash and cash equivalents of $9,113,000 (December 31, 2003 - $11,387,000).

On March 4, 2004, the Company entered into a $24,500,000 term loan facility with HVB.  The proceeds from the term loan were used to pay the $25 million deferred portion of the purchase price for Alumbrera.  The HVB term loan facility has a 4 ½ year term at U.S. dollar LIBOR plus 3.5% per annum for the first three years of the facility and U.S. dollar LIBOR plus 4.0% per annum thereafter.  In connection with the facility, the Company issued 1,000,000 common share purchase warrants to HVB.  The warrants have a three-year term and are exercisable at a price of Cdn.$4.74 to acquire one common share of the Company.  There are mandatory principal repayments on specified dates until the loan is fully paid off in June 2008.

The Company continues to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

In 2003, the Company adopted the U.S. dollar as its functional and reporting currency.  Prior to this, the Company’s consolidated financial statements were reported in Canadian dollars. All exchange differences resulting from the translation of prior years’ balances have been reported as a separate component, cumulative translation adjustment, of shareholders’ equity.

Selected Financial Information

(Stated in thousands of U.S. dollars, except per share data)

Consolidated balance sheets
	March 31, 2004	December 31, 2003
Cash and cash equivalents	$ 9,113	$ 11,387
Other current assets	351	310
Mineral property interests and other assets	79,785	76,005
Equity investment in Minera Alumbrera Ltd.	104,642	94,585
Total assets	$ 193,891	$ 182,287

Current liabilities	$ 3,558	$ 941
Long-term debt	30,652	33,583
Future income taxes	18,672	18,885
Other	247	97
Shareholders' equity	140,762	128,781
Total liabilities and shareholders' equity	$ 193,891	$ 182,287

Consolidated statements of operations	Three months ended Mar 31,
	2004	2003

Equity earnings of Minera Alumbrera Ltd.	$ 10,057	$ --
Expenses
Foreign exchange gains	315	14
Office and administration	(410)	(165)
Professional and consulting	(442)	(196)
Severance and restructuring	(60)	(7)
Stock-based compensation	(132)	(507)
Interest and other income	33	25
Interest expense	(227)	--
Earnings (loss) for the period	$ 9,134	$ (836)

Earnings (loss) per share - basic	$ 0.09	$ (0.04)
Earnings (loss) per share - fully diluted	$ 0.07	$ (0.04)

Weighted average shares outstanding ('000s)
Basic	106,841	18,905
Fully diluted	131,855	18,905

Northern Orion is a mid-tier copper and gold producer generating significant present and projected cash flow from its 12.5 % ownership interest in Alumbrera.  With its low operating costs and mature operation,

Alumbrera should provide cash flow to the Company over the next eight years which, together with project debt, could be applied to bringing Agua Rica into production without further significant equity dilution at current commodity prices.

“David Cohen”

David Cohen, President and CEO

For further information, please contact:

Investor Relations, Vanguard Shareholder Solutions Inc.

1-866-608-9970

Email: info@northernorion.com

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Northern Orion to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Northern Orion has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date: May 17, 2004

By:     /s/ David W. Cohen

         David W. Cohen

         President and Chief Executive Officer

EXHIBIT INDEX

The following exhibits are filed as part of this report on Form 6-K:

Exhibit No.

Title of Exhibit

99.1

Certification of the Chief Executive Officer pursuant to Multilateral Instrument 52-109

99.2

Certification of the Chief Financial Officer pursuant to Multilateral Instrument 52-109

EXHIBIT 99.1

Certification of Interim Filings during Transition Period

I, David Cohen, President and Chief Executive Officer of Northern Orion Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Northern Orion Resources Inc. (the "Issuer") for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

May 17, 2004.

/s/ David W. Cohen

David Cohen
President and Chief Executive Officer

EXHIBIT 99.2

Certification of Interim Filings during Transition Period

I, Horng Dih Lee, Chief Financial Officer of Northern Orion Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Northern Orion Resources Inc. (the "Issuer") for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

May 17, 2004.

/s/ Horng Dih Lee

Horng Dih Lee
Chief Financial Officer